CONSULTING SERVICES AGREEMENT

Between

XTI Aircraft Company

and

Answer Engineering, LLP

Effective May 1, 2014

EXHIBITS

A	Description of Services
B	Rate Schedule

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (“Agreement”) is made this 2nd day of July 2014, but effective as of May 1, 2014 (the “Effective Date”), by and between XTI Aircraft Company (“XTI” or the “Company”) and Answer Engineering, LLP (the “Consultant”). XTI and the Consultant may sometimes be referred to herein as the “Parties” and individually as a “Party.” This Agreement is based on the following premises:

WHEREAS, XTI and the Consultant desire to work collaboratively together to develop the XTI Tri-Fan Model J fixed-wing vertical take-off and landing aircraft (the “Aircraft”), and

WHEREAS, XTI and the Consultant have reached agreement regarding development of the Aircraft, as set forth herein.

NOW THEREFORE, based on the above premises and the mutual covenants set forth herein, the Parties agree as follows:

1.      SERVICES:

(a)      General Services. Consultant shall provide the following services (the “Services”), in accordance with the other terms of this Agreement: (i) Consultant shall cause Dennis Olcott (“Olcott”) to be an employee of XTI, as governed by the separate Employment Agreement between Olcott and the Company; (ii) Consultant shall provide the Services to the Company, as set forth on Exhibit A using Consultant’s Senior Engineers and Staff Engineers.

(b)      Independent Contractor. Consultant shall at all times be an independent contractor, and as such shall be solely responsible for determining the exact manner in which the Services are to be performed, the Company being interested only in the results obtained and compliance with its standards, specifications and schedule. Consultant shall not in any way be considered an officer, agent, employee or representative, joint venturer or partner of the Company nor shall Consultant have any capacity whatsoever to represent, act for, undertake any liabilities nor commit to any contract on behalf of the Company as an agent or otherwise, except as may be specifically authorized by the Company in writing. The Company shall indemnify Consultant and hold it harmless from and against any and all costs, damages and liabilities incurred during the Term of this Agreement, except for those resulting from Consultant’s willful misconduct or gross negligence.

2.      CONSULTING FEES:

(a)      Hourly Fees. For each calendar month during the Term, the Company will provide Consultant with a written budget and cap on the amount of fees which Consultant is authorized to spend for Services during such month. For all Services rendered from and after the date of this Agreement, XTI shall owe the Consultant an hourly fee in the amounts set forth on Exhibit B (the “Hourly Fee”), which will be payable in monthly payments, and may be increased annually, as described in Exhibit B. Consultant hereby represents and warrants that the rates set forth on Exhibit B are 15% to 20% below Consultant’s standard hourly rates. No later than the 10th day of each month, Consultant shall submit an invoice and statement to the Company describing the particular Services performed during the previous month, including the date on which such Services were performed, and any pre-approved out-of-pocket expenses incurred. No later than ten days after receipt of said invoice, XTI shall process the invoice and pay the amount owed. The Hourly Fee stated includes all taxes, if applicable. No payroll or employment taxes of any kind shall be withheld or paid with respect to payments to Consultant. Consultant shall be issued a Form 1099 documenting Consultant’s Hourly Fees under this Agreement.

(b)      Expenses. During the Term, XTI shall reimburse the Consultant for its pre-approved out-of-pocket expenses related to the Services, including but not limited to out of town travel expenses of its employees and contractors as set forth in Exhibit B.

(c)      No Benefits or Worker’s Comp. Consultant shall not be eligible for any of the Company’s employment rights or benefits, including but not limited to health insurance benefits, retirement plan benefits, vacation pay or sick pay. No workers’ compensation or unemployment compensation insurance has been or will be obtained by the Company for Consultant.

3.      TERM AND TERMINATION: This Agreement is effective between the Parties as of the Effective Date, and shall continue until either Party provides notice of termination in accordance with Section 5(d). The period from the Effective Date until such termination is the “Term”. Either Party may terminate this Agreement, for any reason, by providing sixty (60) days prior written notice to the other Party, subject to the Company’s obligation to pay Consultant for all Services rendered up to the effective date of termination.

4.      CONFIDENTIAL INFORMATION, WORK PRODUCT, ASSIGNMENT OF INVENTIONS AND NON-COMPETITION:

(a)      Confidential Information. Consultant shall maintain the Confidential Information of the Company in strict confidence during the term of this Agreement and after its termination, and shall exercise no less than reasonable care with respect to the handling and protection of such Confidential Information. Consultant shall use the Confidential Information of the Company only during the Term of this Agreement and as expressly permitted herein, and shall disclose such Confidential Information only to employees, consultants, agents and representatives of Consultant as is reasonably required in connection with the exercise of the rights and obligations under this Agreement (and only subject to binding use and disclosure restrictions at least as protective as those set forth herein executed in writing by such employees, consultants, agents and representatives).

(b)      Definition. “Confidential Information” means all oral or written communication or data information disclosed by the Company, including, but not limited to any information relating to the Company’s business affairs, including trade secrets, inventions, samples, formulae, source and object code, concepts, ideas, know-how, processes, techniques, other works of authorship, technology, features, improvements, drawings, specifications, data, databases, discoveries, developments, designs, and enhancements, business information, business plans, marketing materials and plans, technical or financial information, research and development plans, budgets, financial information, proposals, sketches, models, samples, computer programs and documentation, price lists, costs, supplier information, employee lists, employment and consulting agreements, personnel policies, the substance of agreements with customers, suppliers, vendors and others, marketing arrangements, customer lists, commercial arrangements, and any similar information, whether or not marked “Confidential,” “Proprietary” or “Trade Secret,” including all Third Party Information. “Third Party Information” means confidential or proprietary information received from a third party and that is subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.

(c)      Exclusions. Confidential Information excludes information that: (i) is in or enters the public domain, through no fault of Consultant; or (ii) has been disclosed by the Company to a third party without restriction; or (iii) is known to the general public through publication or otherwise; or (iv) is already known to the Consultant at the time of its disclosure; or (v) is independently developed by Consultant without use of or reference to the Company’s Confidential Information.

Notwithstanding the foregoing exclusions, all information that relates to Work Product or Inventions (each as defined below) or that is developed in connection with Work Product or Inventions under this Agreement, regardless of whether such is identified as being confidential or proprietary or falls under one or more of the exceptions set forth above, shall be deemed to be the Confidential Information of the Company and shall be subject to the restrictions set forth in this Section 4.

(d)      Non-Disclosure. Consultant acknowledges the confidential and proprietary nature of the Company’s Confidential Information and agrees, except as expressly authorized or permitted under this Agreement, (i) to hold the Company’s Confidential Information in confidence and to take all reasonable precautions to protect such Confidential Information (including, without limitation, all precautions the Consultant employs with respect to its own confidential materials), (ii) not to divulge any such Confidential Information to any third person, and (iii) not to make any use whatsoever of such Confidential Information, except as required in order to perform the Services.

(e)      Work Product. The product of all work performed on behalf of the Company by Consultant pursuant to this Agreement in connection with the Services, including work performed prior to the Effective Date, whether or not pursuant to a written agreement (the “Work Product”) shall be owned by the Company. Consultant acknowledges that the copyright to all original works of authorship which are or have been made by it (solely or jointly with others) within the scope of Consultant’s Services (including any services performed by the Consultant for the Company prior to the Effective Date of this Agreement), and which are classifiable as “works made for hire,” as defined by the United States Copyright Act (17 U.S.C., Section 101), shall be owned by the Company, and alternatively, Consultant hereby irrevocably assigns all right, title and interest that Consultant may have in and to the Work Product to the Company. Consultant warrants that, to the best of Consultant’s knowledge, the Work Product will not violate any proprietary rights (including patent rights, copyright rights, trade secret rights, trademark rights, and all other intellectual property rights of any sort throughout the world, collectively, “Proprietary Rights”) of any third party. At termination of this Agreement, Consultant shall deliver to the Company both the completed and any uncompleted portions of the Work Product, without exception. The Company, as owner of all Work Product, may change, alter, and revise the Work Product as necessary.

(f)      Assignment of Inventions. Consultant hereby assigns and agrees to assign in the future (when any such Inventions (as defined below) or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all of Consultant’s right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto), trade secrets, Work Product, Confidential Information, software programs, discoveries, conceptions, preparations and developments developed directly in relation to Work Product for the Company and not developed for Consultant’s other clients or internal projects, whether or not eligible for or covered by patent, copyright or trade secret protection, and whether or not such constitute works made for hire or would otherwise belong to the Company by operation of law (all collectively hereinafter referred to as “Inventions”) that become known to, or are made, conceived, reduced to practice or learned by Consultant, either alone or jointly with others, during the period of Consultant’s services for the Company, including any Inventions developed prior to the date of this Agreement. Inventions assigned to the Company are hereinafter referred to as “Company Inventions.”

(g)      Enforcement of Proprietary Rights. Consultant agrees to assist the Company in every reasonable way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end Consultant will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof, at Company’s sole expense. In addition, Consultant agrees to execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. Consultant’s obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of Consultant’s employment, but the Company shall compensate Consultant at Consultant’s regular rates and for all expenses, including travel expenses, after termination of this Agreement for the time actually spent by Consultant at the Company’s request on such assistance.

In the event the Company is unable for any reason, after reasonable effort, to secure Consultant’s signature on any document needed in connection with the actions specified in the preceding paragraph, Consultant hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Consultant’s agent and attorney-in-fact, which appointment is coupled with an interest, to act for and in Consultant’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by Consultant. Consultant hereby waives and quitclaims to the Company any and all claims, of any nature whatsoever, which Consultant now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

(h)      Non-Compete. During the Term and for periods prior to the Term in which the Consultant provided services to the Company: (i) it has had and will have access to and knowledge of Confidential Information; and (ii) the Services rendered by Consultant to the Company are key technical services. To protect the Company’s Confidential Information and business, and because of the key technical work performed by Consultant for the Company, Consultant agrees that during the Term, and for a period of five years after the Term (regardless of whether or not the Consultant is working for the Company), the Consultant will not, anywhere in the world, directly or indirectly engage in, or have any ownership interest in, or participate in the financing, operation, management or control of, a “Restricted Business” (as defined below), as an employee, equity owner, consultant, proprietor, partner, or director. Ownership of less than one percent (1%) of the outstanding voting stock of a publicly traded corporation will not be a violation of this Section 4(h).

Consultant agrees and acknowledges that (i) the time and geographic limitations on the restrictions in this Section 4(h) are reasonable, (ii) this Section 4(h) is reasonably necessary for the protection of Company’s Confidential Information, (iii) these provisions provide a reasonable way of protecting Company’s business value. If the Company fails to provide the specific Non-Compete provision compensation per the terms contained in the separate Employment Agreement between Olcott and the Company, then the Consultant is released from all Non-Compete provisions of this agreement. If any restriction set forth in this Section 4(h) is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time, over too great a range of activities, or too great of a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities, and geographic area as to which it may be enforceable, and any such decision of invalidity or unenforceability in any jurisdiction shall not invalidate or render such provision unenforceable in any other jurisdiction.

As used in this Section 4(h), “Restricted Business” shall mean the development, design, manufacturing, marketing or sales of manned or unmanned fixed-wing vertical take-off and landing aircraft of any weight or size, and using one or more rotating ducted fans for vertical take-off and landing, anywhere in the world.

Consultant acknowledges that its experience and capabilities are such that Consultant's breach of the obligations under this Agreement, including but not limited to this Section 4 cannot be reasonably or adequately compensated in damages in an action at law. If Consultant breaches or threatens to breach any provisions of this Agreement, the Consultant agrees that the Company shall be entitled to an injunction, without bond or other security, enjoining and restraining Consultant, or its affiliates, associates, partners or agents, either directly or indirectly, from committing such breach. The Company’s right to an injunction shall be cumulative and not limit its right to any other remedies, including damages.

5.      GENERAL PROVISIONS:

(a)      Review By Counsel. XTI and the Consultant have independently had an opportunity to consult their respective counsel and have had the opportunity to be advised in all respects concerning the reasonableness and propriety of all provisions of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question or intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

(b)      Enforcement After Termination. If the Consultant’s engagement hereunder expires or is terminated, this Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of both Parties.

(c)      Delegation of Duties Prohibited. The duties and covenants of the Consultant under this Agreement, being personal, may not be delegated.

(d)      Notices. All notices, consents, waivers, and other communications under this Amended Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand (with written confirmation of receipt), (ii) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to XTI:	XTI Aircraft Company
2209 Green Oaks Lane
Greenwood Village, Colorado 80121
Attn: David E. Brody

If to the Consultant:	Answer Engineering, LLP
19751 E. Mainstreet, Suite 265
Parker, CO 80138
Attn: Dr. Dennis Olcott

(e)      Entire Agreement; Amendments. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior consulting agreements and understandings, oral or written, between the Parties hereto with respect to the subject matter hereof. This Agreement may not be amended orally, but only by an agreement in writing signed by both Parties.

(f)      Governing Law; Forum and Venue. This Agreement shall be construed according to the laws of the State of Colorado and any actions to enforce the terms of this Agreement shall be exclusively brought in either state or federal court in the City and County of Denver, Colorado. Each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The prevailing Party in any such action shall be entitled to recover its attorney’s fees and all costs of any such action.

(g)      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(h)      Counterparts and Facsimile. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement. Facsimile signatures, or documents transmitted electronically with signatures, shall be considered an original signature.

(i)      Taxes. As an independent consultant, Consultant remains responsible for any payment of federal, state and local personal income, wage, earnings, occupation, social security, unemployment, sickness and disability insurance taxes, payroll levies or employee benefit requirements (under ERISA, state law or otherwise) now existing or hereafter enacted and attributable to Consultant’s compensation, and XTI makes no representations regarding any tax treatment of Consultant’s income under this Agreement.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the Effective Date.

XTI Aircraft Company	Answer Engineering, LLP

By: /s/ David E. Brody	By: /s/ Dennis Olcott
David E. Brody	Dr. Dennis Olcott, Founding Partner

EXHIBIT A

(Consulting Services Agreement between XTI Aircraft Company and Answer Engineering, LLP, dated effective May 1, 2014)

DESCRIPTION OF SERVICES

The Consultant shall provide engineering and business consulting services for XTI including aircraft conceptual, preliminary, and detail design. Services shall be provided by Dennis Olcott and other members of Answer Engineering, LLP, and shall include supervising other personnel, including engineers and individuals or other consultants who are not engineers but who provide support to the process of developing the Company’s aircraft or services.

Engineering services shall include external shape definition, aerodynamic loads and performance calculations, structural design and analysis, systems design and analysis, system safety analysis, flight test planning and data analysis, and certification planning and analysis. Engineering services shall be provided in the form of technical reports, test plans, spreadsheets, software analysis, instruction, and technical meetings.

Business services shall include program planning and management including task identification, sequencing and scheduling, cost estimation and budgeting, facility planning, progress tracking, technical and program risk mitigation, hiring assistance, business process development, and participation in marketing and financing presentations and related activities. Business services shall be provided in the form of reports, plans, schedules, business processes, and budgets.

EXHIBIT B

(Consulting Services Agreement between XTI Aircraft Company and Answer Engineering, LLP, dated effective May 1, 2014)

RATE SCHEDULE

Consultant shall charge XTI the following rates during the Term, which Consultant represents to Company are reduced 15%-20% from Consultant’s regular rates (subject to the annual increase described below):

Senior Engineer	$130/hr

Staff Engineer	$85/hr

Consultant shall charge XTI direct travel expenses including economy class airline tickets for domestic travel, business class for international travel, full size automobile rental, hotel, fuel, standard US government mileage rate, actual meal costs, parking fees and tolls, and other direct travel expenses. Consultant shall charge standard hourly fee during travel.

Effective January 1 of each year, the above-stated reduced consulting hourly rates shall increase by an amount equal to the increase in the previous 12 month CPI-U “All” index using the December report from the US Bureau of Labor Statistics.